FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
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                                     1934
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                              September 24, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F    X                     Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                                No    X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                                No    X
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     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
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1934.]

               Yes                                No    X
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     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.
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                                                                Total Pages: 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                    Smith & Nephew plc
                                                    (Registrant)


Date: September 24, 2003                       By:  /s/ Paul Chambers
                                                    ---------------------
                                                    Paul Chambers
                                                    Company Secretary

23 September 2003


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP




Dear Sirs,

We have been notified that Mr Warren Knowlton, a director of the Company, acquired on 23 September 2003, 300 American Depositary Shares ("ADSs") representing 3,000 ordinary shares of the Company, at a price of $66.08 per ADS. Mr Knowlton now has an interest in 15,501 ordinary shares representing 0.0017% of the issued share capital of the Company.

Yours faithfully,



P.R Chambers
Company Secretary